

December 21, 2012

Via E-mail
James A. Fine, Jr.
President, Treasurer and Director
Investors Title Company
121 North Columbia St.
Chapel Hill, NC 27514

> **Re:** **Investors Title Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 13, 2012**
> **File No. 000-11774**

Dear Mr. Fine:

We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Premiums Written and Commissions to Agents, page 19

1. Regarding your premiums accrued, please provide the following in proposed revised disclosure to be provided in future periodic reports:
   - Indicate the lag time between policy effective dates and the reporting of the transactions to you;

- Clarify what specific information and other trends and data that are used to make reasonable estimates of your accrual for premiums and related expenses;
- Provide the impact of any changes in the accrual for premiums and related expenses or that changes in estimates have not been material, if true; and
- Disclose at what point you determine a receivable not to be collectible and the amount written-off or indicate that write-offs have not been material, if true.

Notes to Consolidated Financial Statements
2. Statutory restrictions on Consolidated Stockholders' Equity and Investments, page 38

2. It appears from the disclosure in the second paragraph of this note that the restricted net assets of your subsidiaries exceed 25% of your consolidated net assets. Please tell us why you have not provided the condensed financial information of the registrant in Schedule II as required by Item 7-05(c) of Regulation S-X or tell us where you have disclosed this information.

3. Investments in Securities and Fair Value, page 39

3. Investments in obligations of states and political subdivisions were 54% and 49% of your total investments at December 31, 2011 and September 30, 2012, respectively. Please provide us the following:
- The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds and, for special revenue bonds, the nature of the revenue source; and
- For any state, municipality or political subdivision that comprised 10 percent or more of the total of your investments in obligations of states and political subdivisions, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Note 10- Agency Acquisition, page 22

4. Please provide us the accounting literature you used to support your accounting for the non-controlling interest and its presentation outside of equity. Tell us what consideration was given to ASC 480-10-55-53 through 63.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant